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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)

                         THE ESTEE LAUDER COMPANIES INC.
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                                (Name of Issuer)


        CLASS A COMMON STOCK                               518439 10 4
      PAR VALUE $.01 PER SHARE
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   (Title of class of securities)                         (CUSIP number)


                            CAROL S. BOULANGER, ESQ.
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                          NEW YORK, NEW YORK 10004-1490
                                 (212) 858-1000
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           (Name, address and telephone number of person authorized to receive notices and communications)


                                FEBRUARY 1, 1999
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))
                               (Page 1 of 4 Pages)

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NYFS11...:\90\44090\0009\2579\13D1089B.14B

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CUSIP No.               518439 10 4                         13D                  Page 2 of 4
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
      1        NAME OF REPORTING PERSON:                 ANTHONY E. MALKIN, TRUSTEE
               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON (ENTITIES ONLY):
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [X]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            N/A

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                              [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   USA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   0
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 1,150,579
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              0
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            1,150,579

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,150,579
               REPORTING PERSON:

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                [_]
               CERTAIN SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         1.9%

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     14        TYPE OF REPORTING PERSON:                 IN

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

                                EXPLANATORY NOTE

            This amendment is being filed merely to report that the statement on
Schedule 13D for Anthony E. Malkin has been consolidated with the statement on
Schedule 13D (the "Consolidated Statement") filed with the Securities and Exchange Commission simultaneously with this filing on behalf of the Separate Share Trust f/b/o William P. Lauder u/a/d December 15, 1976, created by Leonard
A. Lauder, as Grantor (the "WPL Separate Share Trust"). The WPL Separate Share Trust, Mr. Malkin, and Patrick J. Landers, co-trustee with Mr. Malkin of the WPL Separate Share Trust effective as of February 1, 1999, currently intend to jointly file the Consolidated Statement on a going forward basis.













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
SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1999


                                    /s/ Anthony E. Malkin
                                    ---------------------------------------
                                    Anthony E. Malkin, trustee











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